Barrel Harbor Brewing Company, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017, and 2016

April 27, 2018

Barrel Harbor Brewing Company LLC
Balance Sheet
December 31, 2017 and 2016

	2017	2016
Assets		
Current Assets		
Cash	$ 1,630	$ 9,782
Accounts Receivable	17,575	18,161
Inventory	66,571	93,991
Other Assets	21,914	-
Total current assets	107,690	121,934
Non-Current Assets		
Fixed Assets, net	268,759	207,557
Security Deposits	23,634	5,506
Total Non-Current Assets	292,394	213,063
Total Assets	400,083	334,997
Liabilities and member's equity		
Current Liabilities		
Accounts Payable	32,134	27,753
Payroll Taxes Payable	7,609	3,167
Current Portion of SBA Note	43,102	27,807
Total current liabilities	82,845	58,727
Non-Current Liabilities		
SBA Note	41,605	99,957
Total Liabilities	124,449	158,684
Members' Equity:		
Contributed Capital	586,755	346,586
Retained earnings (Deficit)	(311,122)	(170,274)
Total Members' Equity	275,634	176,312
Total Liabilities and Members' Equity	$ 400,083	$ 334,996

Barrel Harbor Brewing Company LLC
Income Statement
For the Years Ended December 31, 2017 and 2016

	2017	2016
Operating Income		
Sales	$ 620,989	$ 302,460
Cost of Goods Sold	159,255	101,934
Gross Income	461,734	200,526
Operating expense		
General and Administrative	127,441	77,976
Payroll	220,795	57,063
Depreciation	67,492	52,028
Rent	134,980	33,649
Selling and Marketing	21,837	10,229
Total operating expense	572,545	230,945
Net Income from Operations	(110,811)	(30,419)
Other Income (Expense)		
Interest Income	4	27
Interest Expense	(9,928)	(27,845)
Excise Tax Expense	(20,112)	(19,638)
Net Loss	$ (140,847)	$ (77,875)

Barrel Harbor Brewing Company LLC
Statement of Cash Flows
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows from Operating Activities:		
Net Loss	$ (140,847)	$ (77,875)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activites:		
Depreciation	67,491	52,028
Increase (decrease) in Cash Resulting From Changes In:		
Accounts receivable	586	(6,375)
Inventory	27,420	(48,214)
Prepaid Expenses	(21,914)	-
Accounts payable	4,381	15,462
Taxes Payable	4,442	364
Net Cash Flows from Operating Activities	(58,441)	(64,610)
Cash Flows from Investing Activities:		
Change in Security Deposits	(18,128)	(506)
Change in Fixed Assets	(128,695)	4,274
Net Cash Flows from Investing Activities	(146,823)	3,768
Cash Flows from Financing Activites:		
Change in Contributed Capital	240,169	(57,817)
Change in SBA Note	(43,058)	(7,276)
Net Cash Flows From Financing Activites	197,112	(65,093)
Net change in Cash	(8,152)	(125,935)
Cash at beginning of period	9,782	135,717
Cash at end of period	$ 1,630	$ 9,782

BARREL HARBOR BREWING COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017 AND 2016

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Barrel Harbor Brewing Company, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company operates a craft brewery, and two taprooms from which its beers and ancillary merchandise are sold.

The Company is conducting an equity crowdfund offering during the second quarter of calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consists of raw materials, work in progress, unused packaging, and finished product in both packages (bottles) and kegs. Inventory also includes ancillary items purchased by the Company for resale to customers at its tap rooms, such as branded merchandise, glassware, etc. Management's experience suggests that losses due to spoilage or obsolescence are likely to be rare, thus no amount has been recognized as an allowance for worthless inventory.

Fixed Assets

The Company's fixed assets consist of brewing and packaging machinery, office equipment, and leasehold improvements. The Company capitalizes assets with a useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. Generally, useful life estimates correspond with those specified for federal income tax purposes under the IRS Modified Adjusted Cost Recovery System.

Revenue

The Company recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable, and collectability is reasonably assured.

The Company operates in a heavily regulated industry. Management's experience suggests that losses on account are likely to be rare, thus no amount has been recognized to account for doubtful accounts.

Advertising

The Company recognizes selling and marketing (advertising) expenses in the period incurred.

Rent

The Company holds operating leases on two locations- a manufacturing facility and tasting room, and a second tasting room that is not combined with manufacturing. Future minimum payments due under the leases are as follows:

Brewery/Tasting Room Standalone Tasting Room
2018 $36,422 $83,080
2019 $37,515 $85,573
2020 $19,035 $88,141
2020 $89,441

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, and in the State of California. The Company has elected partnership treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company's tax filings in the State of California will be subject to review by that State for three years from the original filing date.

BARREL HARBOR BREWING COMPANY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

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NOTE C- NOTES PAYABLE

In 2013, the Company borrowed funds under a Small Business Administration lending program for the purpose of funding business development ("the Note"). The Note accrues simple interest at a minimum rate of 6% annually, and requires monthly payments of principal and interest. The Note is secured by the assets of the Company, and has a seven-year term.

NOTE D- LLC MEMBER LIABILITY

Barrel Harbor Brewing, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 27, 2018, the date that the financial statements were available to be issued.